FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: March 3, 2009
Genesis Lease Limited
(Exact Name of registrant as specified in its charter)
4450 Atlantic Avenue
Westpark
Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .

As previously disclosed, on April 5, 2007, Genesis Acquisition Limited (“GAL”), a subsidiary of Genesis Lease Limited (“GLL”), entered into a $1 billion senior secured credit facility with GLL, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank. During the third quarter of 2008, GLL secured a new $241 million, seven-year term debt facility on a portfolio of 11 aircraft that had been owned by GAL. Proceeds from the financing were used to refinance GAL’s borrowings that were previously outstanding under the revolving credit facility.
Following the refinancing, GAL owned no aircraft and had no borrowings outstanding under the credit facility. Some of the lenders under the facility took the position that because GAL generated no income from aircraft leasing activities during the fourth quarter of 2008, it was unable to comply with an obligation to maintain a minimum ratio of EBITDA to interest expense. GLL believed that such test should not apply under these circumstances, and in any event, to the extent any non-compliance did exist, GLL firmly believed that it had cured such non-compliance pursuant to the terms of the credit facility.
Nevertheless, to overcome the difference of opinion and to clarify the future application of the EBITDA to interest expense test, GAL has agreed to an amendment to the credit facility, which resulted in:
•	an increase in the interest charged on outstanding borrowings until April 4, 2010 from LIBOR plus 1.50 — 1.75% to LIBOR plus 2.50 — 2.75%, (the ranges depending on GAL’s portfolio composition and the principal amount outstanding under the credit facility);

•	an increase in commitment fees on the unused amount of the credit facility from 0.375% to 0.50%, with a further increase to 0.75% from September 30, 2009 to the extent that borrowings under the credit facility are less than $200 million on that date;

•	cash contributed to GAL by way of capital contributions during a fiscal quarter (or within the 30-day period after the end of such fiscal quarter) will be deemed to be consolidated net income and included in EBITDA for the applicable fiscal quarter for purposes of the 1.1 to 1.0 interest coverage ratio maintenance test; provided, however, that in the event of an Aircraft Income Event Quarter (defined as a fiscal quarter in which (a) average daily borrowings are $200 million or greater, and (b) GAL is unable to meet such interest coverage ratio of 1.1 to 1.0), cash contributed to GAL may be included in the calculation of the interest coverage ratio maintenance test for such Aircraft Income Event Quarter, but, unless otherwise consented to in writing by the majority lenders, cash contributed to GAL may not be included in the calculation of the interest coverage ratio maintenance test with respect to an immediately following Aircraft Income Event Quarter and each consecutive Aircraft Income Event Quarter thereafter; and

•	cash contributed to GAL by way of capital contributions during a fiscal quarter (or within the 30-day period after the end of such fiscal quarter) will be deemed to be consolidated net income and included in EBITDA for the applicable fiscal quarter for purposes of the 1.5 to 1.0 interest coverage ratio test that is a condition precedent to borrowing; provided, however, that in the event that the average daily borrowings during the most recently completed fiscal quarter were $200 million or greater, the written consent of the majority lenders will be required for GAL to include cash contributions to satisfy the 1.5 to 1.0 interest coverage ratio test that is a condition precedent to borrowing.

As a result of this amendment, GAL incurred fees of approximately $0.76 million, which will be amortized over the expected remaining life of the credit facility.
Exhibits
The foregoing summary of the amendment to the credit facility is qualified in its entirety by reference to the complete text thereof, a copy of which is attached hereto as Exhibit 10.1, and is incorporated herein by reference. Also attached hereto as Exhibit 99.1 is a press release of GLL, dated March 4, 2009.

Exhibit	Title

10.1	Amendment No. 4, dated as of March 3, 2009, to the Credit Agreement, dated as of April 5, 2007, among GAL, as borrower, GLL, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank.

99.1	Press release of Genesis Lease Limited, dated March 4, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited

(Registrant)

Date: March 4, 2009	By:	/s/ John McMahon John McMahon
Chairman, President and Chief Executive Officer

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